Exhibit 99(h)(3)

ADMINISTRATIVE SERVICES AGREEMENT

This Administrative Services Agreement (the “Agreement”) is made as of April 9, 2024, by and among Equitable Investment Management Group, LLC ("Adviser"), a Delaware limited liability company and Venerable Insurance and Annuity Company (the "Company"), an Iowa insurance company.

WHEREAS, EQ Advisors Trust (the "Trust"), the Adviser, Equitable Distributors, LLC (the "Distributor") and the Company have entered into a Participation Agreement dated April 9, 2024, 2024, as may be amended from time to time (the "Participation Agreement"), pursuant to which, the Company, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases shares ("Shares") of certain Portfolios of the Trust ("Portfolios") to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts ("Variable Contracts") offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts; and

WHEREAS, Adviser recognizes that it will derive substantial savings in administrative expenses by virtue of having a sole shareholder rather than multiple shareholders in connection with each Separate Account's investment in the Portfolios, and that in the course of soliciting applications for Variable Contracts, the Company will provide information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' ("Contract Owners") interests in one or more Portfolios, and provide services respecting investments in the Portfolios; and

WHEREAS, the following represents the collective intention and understanding of this Agreement between Adviser and the Company.

NOW, THEREFORE, in consideration of their mutual promises, the Company and the Adviser agree as follows:

1. Services. The Company and/or its affiliates agree to provide services ("Services") to Contract Owners including, but not limited to: 1) maintaining books and records, including maintaining an inventory of Shares purchased to assist in recording issuance of Shares, recording the issuance and transfer (via net purchase orders) of Shares, performing miscellaneous accounting services to assist in recording transfers of Shares (via net purchase orders), reconciling and balancing the separate account at the Portfolio level in the general ledger, and reconciling cash accounts of the general account; 2) handling purchase orders, including determining the net amount of cash flow into the Portfolio, reconciling and depositing receipts of the Portfolio and confirmation thereof, and wiring monies to the Portfolio, 3) handling redemption orders, including determining the net amount required for redemption by the Portfolio, and notifying the Portfolio of the cash required to meet payments; 4) handling Portfolio communications, including acting as proxy agent with regard to Contract Owners in connection with the holding of annual, if any, and special meetings of shareholders, receiving and tabulating votes cast by Contract Owners by proxy and voting Separate Account shares in proportion to Contract Owner votes as required by applicable law, and confirming transactions relating to Portfolio Shares as required by applicable law; and 5) providing any other services as may be agreed upon from time to time.

2. Compensation. No compensation is payable under this Agreement for the services provided herein. Compensation may be payable pursuant to separate agreement(s) between the Company and the Adviser and/or its affiliates, as agreed to from time to time.

3. Term. This Administrative Services Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one-year periods. This Services Agreement may be terminated by either party hereto upon 60 days written notice to the other. This Administrative Services Agreement shall terminate automatically upon the redemption of all Shares held in the Separate Accounts, upon termination of the Participation Agreement, upon a material, unremedied breach of the Participation Agreement, as to a Portfolio upon termination of the investment advisory agreement between the Trust, on behalf of such Portfolio, and Adviser or upon assignment of the Participation Agreement by either the Company or Adviser.

4. Amendment. This Administrative Services Agreement may be amended only upon mutual agreement of the parties hereto in writing.

5. Effect on Other Terms, Obligations and Covenants. Nothing herein shall amend, modify or supersede any contractual terms, obligations or covenants in any other agreement among or between any of the Company, Adviser, or the Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

6. Capitalized terms not defined shall have the meaning ascribed to them in the Participation Agreement.

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IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Administrative Services Agreement.

VENERABLE INSURANCE AND ANNUITY COMPANY

By its authorized officer

By:	/s/ Kelly M. Hennigan
Title:	Vice President
Date:	April 24, 2024

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC

By its authorized officer

By:	/s/ Kenneth Kozlowski
Title:	Executive VP and Chief Investment Officer
Date:	April 9, 2024
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